Filed by TCF Financial Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TCF Financial Corporation

SEC File No.: 001-10253

Date: January 28, 2019

CHEMICAL | tcf

Master Q&A
Merger of Equals Between Chemical Financial Corporation & TCF Financial Corporation

Top 10 Questions – General Audience

1) I know you are calling this an MOE – but it appears to be a no-premium sale. How did you arrive at this price?

- The management team, Board, and the go forward strategy and business model of the company demonstrate that this is, in fact, a merger of equals.
- In terms of price, in keeping with the MOE structure, this is an at-market transaction
- This combination creates a powerhouse in the Midwest with scale and complementary businesses while delivering substantial EPS accretion to both sets of shareholders.
- The value of cost synergies alone represents over $1.3 billion of value to shareholders. There are substantial opportunities to accelerate the growth trajectory of the combined firm, leveraging each partners unique strengths

2) This appears to be far more EPS accretive to TCF shareholders than Chemical shareholders. Why wasn't the deal structured to be more equitable (TCF takes a discount) for both parties?

- To be clear, the accretion for both companies in this transaction far exceeds the levels in other recent comparable transactions.
- As you would expect, we looked at a range of structures and prices for this transaction.
- We evaluated both near-term accretion and longer term metrics like IRR.
- We concluded that an at-market merger of equals would create the most long term value for both sets of shareholders.
- Both organizations will benefit from the $1.3 billion capitalized value of net cost synergies

3) How comfortable are you with having such a large pro forma Michigan concentration with the potential for economic downturn in 2020?

- We know this market well. This has been a core Chemical footprint for over 100 years and TCF has been operating there for over 20 years.
- We believe the loan portfolio is substantially diversified by product, industry and collateral.

4) Chemical has done a number of deals and the combined entity will have plenty of headroom relative to the $250 billion CCAR threshold, Are you considering more transactions in the future? Does this transaction position the company to be a takeover candidate?

- Right now we are concentrating on creating the premier bank in the Midwest by closing this transaction, integrating the two companies and executing on our strategy as a combined company.
- Clearly, our focus is on delivering shareholder value but we will not speculate beyond that.

5) Does this change your growth outlook or strategy regarding the national lending businesses?

- This deal reduces the overall concentration of these businesses, which actually gives us the ability to continue to grow them as a smaller portion of the overall loan book. This combination of businesses gives us multiple engines for growth with the national lending businesses being one of them.

6) How will the synergies be distributed across the two companies?

- Both companies are spending significant amounts of money on technology and improving the customer experience. One major benefit of this transaction is to eliminate significant redundant spending by limiting investments to a single platform. That gives us the best of both companies at a lower cost.
- Our $180mm run-rate pre-tax cost savings estimate is based on a detailed review of all major functional areas of the business.
- These saves will be driven by centralized expenses at both companies, including spending on outside contractors.
- Our normal attrition rate in recent years by itself would contribute a significant portion of the estimated synergies.

7) What will be the name of the combined company? Why did you choose that name?

- The combined company will adopt the TCF name and brand.
- The TCF brand is recognized nationally and more than a million customers as compared to roughly 270,000 customers for Chemical.
- The Chemical brand has only been in place for two years while the TCF brand has been in use for many decades.

8) How many branches will be closed due to this transaction? Do you intend to revisit your footprint, states of operation, or explore any branch optimization plans? The market with the greatest branch overlap is SE Michigan

- Until integration teams and company leadership do a thorough analysis, it's too early to say exactly how many.
- Due to the complementary geographic footprints of the banks, we anticipate there will be limited branch closures.
- This will roughly double our presence in SE Michigan. We remain committed to Detroit and to growing our presence in that market and in SE Michigan more broadly.

9) MOE's have a mixed track record of success – what you are proposing is following one MOE almost immediately with another, effectively growing the institution by 4x in a handful of years. This introduces myriad risks (employee retention, customer attrition, systems). How will you effectively manage this integration when you are still digesting the last acquisition? Won't organizational performance suffer as a result of integration fatigue?

- It's worth noting that it will be several months before the transaction closes, so nothing changes immediately.
- Both institutions have deep experience in M&A and integration.
- Chemical has successfully integrated Talmer, and has expertise from completing multiple depository transactions. In fact, their experience completing a transformational merger of equals will provide the combined organization with valuable insights.
- TCF has experience with numerous platform and portfolio acquisitions.
- As a combined team, we are confident in our ability to execute the transaction.

10) TCF has not executed a large bank transaction in recent memory – how will Craig and the TCF's team lack of integration experience impact the success of the combination?

- We intend to leverage Chemical's expertise across multiple depository transactions, including the Talmer deal three years ago, and TCF's experience with numerous platform and portfolio acquisitions. We are confident in our ability as a team to execute the transaction.

Top 10 Questions – Employees

1) How will the synergies be distributed across the two companies?

- Both companies are spending significant amounts of money on technology and improving the customer experience. One major benefit of this transaction is to eliminate significant redundant spending by limiting investments to a single platform. That gives us the best of both companies at a lower cost.
- Our $180mm run-rate pre-tax cost savings estimate is based on a detailed review of all major functional areas of the business.
- These saves will be driven by centralized expenses at both companies, including spending on outside contractors.
- Our normal attrition rate in recent years by itself would contribute a significant portion of the estimated synergies.

2) What will be the name of the combined company? Why did you choose that name?

- The combined company will adopt the TCF name and brand.
- The TCF brand is recognized nationally and has more than a million customers as compared to 270,000 customers for Chemical.
- The Chemical brand has only been in place for two years while the TCF brand has been in use for many decades.

3) Why is Chemical doing another deal so soon after the Talmer transaction?

- The banking industry is in a period of rapid evolution and we need to ensure we are adapting to the market changes. This partnership creates the scale to better invest, compete and outperform by leveraging scale, leading market positions and complementary products.
- Chemical-specific
  i. Addresses the organization's current land-locked footprint.
  ii. Enables the organization to leverage TCF's existing infrastructure in areas such as operations, IT, risk and credit.
  iii. Attractive to shareholders by eliminating the risk of organization having to grow through high-premium deals with longer earnback.
  iv. Timing supported by current inflection point (buy vs. build).
- TCF-specific
  i. Strengthens TCF's future position by creating an organization that is more diversified and firmly establishes the organization as a regional bank more in-line with peers.
  ii. Can create the capacity to drive new or expanded relationships.
  iii. Creates a stronger commercial bank than what TCF could achieve through organic growth in today's market environment
  iv. Accelerates improved efficiency ratio and ROATCE.

4) In the Chemical /Talmer transaction, there was a CEO change months after closing. How will the proposed management structure in this transaction be more permanent?

- The balanced structure of the management team and board demonstrate the thoughtful partnership based approach both institutions have taken in coming together.
- Craig as CEO of the combined firm will work closely with Gary and David on the Board, as well as the new management team which will be drawn from both firms.

- Craig has the full support of the Board and the combined management team. His 40 years of banking experience at Norwest and TCF, and substantial operating experience generating improved returns on capital, improved efficiency and profitability, make him the ideal leader to build the Midwest's premier bank.

5) Why was Craig Dahl selected as CEO of the combine company?

- Craig has 40 years of banking experience at Norwest and TCF, and substantial operating experience generating improved returns on capital, improved efficiency and profitability, make him the ideal leader to build the Midwest's premier bank.

6) Will Craig Dahl move to Detroit?

- In building TCF's national lending business, Craig has routinely traveled across the country to where the customers are.
- He will continue to do that, as well as spending a significant amount of time in Michigan and Minnesota.

7) With the headquarters of the combined company being in Detroit, what does that mean for offices in Minneapolis, Chicago and Midland?

- We expect to maintain substantial operations across our footprint to serve the markets in which we operate, and that includes Detroit, Minneapolis, Chicago and Midland.

8) How many branches will be closed due to this transaction? Do you intend to revisit your footprint, states of operation, or explore any branch optimization plans? The market with the greatest branch overlap is SE Michigan, what are your plans for Detroit and SE Michigan?

- Due to the complementary geographic footprints of the banks, we anticipate there will be limited branch closures.
- Until integration teams and company leadership do a thorough analysis, it's too early to say exactly how many.
- This will roughly double our presence in SE Michigan. We remain committed to Detroit and to growing our presence in that market and in SE Michigan more broadly.

9) Why was it decided to headquarter the merged company in Detroit?

- TCF and Chemical have a longstanding history of supporting economic development in the communities they serve. In 2018, Chemical moved its headquarters from Midland, Michigan to Detroit and committed to construct a new 20-story landmark tower that will serve as its corporate headquarters. The merged companies plan to honor the commitment to Detroit while continuing our significant presence in Midland, Michigan, Chicago and in the suburbs of Minneapolis, Minnesota.

10) Will there be job eliminations?

- The complementary nature of our businesses is one of the things that attracted us most to this combination. While there will be some redundant positions as a result of combining two public companies, we expect there to be minimal impact to customer-facing employees.
- While it will be some time before staffing decisions are made, we are committed to providing timely and transparent communications about this transition.

General / Investor
**Questions from this section can be used with investors and other relevant stakeholder groups*

Transaction background and franchise facts

11) What was announced today?

- TCF and Chemical have entered into a definitive agreement to combine in an all-stock merger of equals to create a premier Midwest bank that will be strongly positioned to capitalize on market opportunities and broaden the channels and customers it serves.
- The combined company will have a strong presence in four of the ten top Midwest markets, along with the scale, management depth, broad capabilities and balance sheet to drive growth and superior value creation.
- Under the terms of the merger, TCF shareholders will receive 0.5081 shares of CHFC for each TCF share. (equivalent of $21.58 per share).

12) How did this merger come about?

- Our organizations and leaders have known and respected each other for a long time
- As we got to know and understand each others businesses, we realized how compelling a combination could be – we have the unique opportunity to create a premier Midwest bank
- While the full background of the transaction will be described in the proxy statement, which will be filed in due course, it is fair to say that our discussions evolved organically

13) Where will the combined company be headquartered?

- The combined company will be headquartered in Detroit, Michigan, the current headquarters of Chemical.
- We will continue to maintain a significant corporate presence in each of the company's main markets in Minnesota, Michigan and Illinois.
- The branch footprint will remain largely intact.

14) Will the combined leadership team be located Detroit?

- The holding company will be in Detroit where we have longstanding relationships. We will maintain offices in both Detroit and Minneapolis and have presence in other locations to serve our national customer base.

15) Will the national bank charter remain in South Dakota?

- The TCF bank charter will survive following the close of the merger. Longer term decisions about the charter will be made during the integration planning process, which will include the location of the bank charter in South Dakota.

16) What will be the size of the merged company?

- The merged company will be the largest midcap bank in the Midwest with $44 billion in assets, $34 billion in deposits and nearly 550 branches in nine states. It will be the 27th largest bank in the United States.

17) How many corporate offices do TCF and Chemical have?

- TCF has a total of 8 corporate offices in: Centennial, Colorado; Burr Ridge, Illinois; Chicago, Illinois; Schaumburg, Illinois; Livonia, Michigan; and Minnetonka, Plymouth and Wayzata, Minnesota.

18) What are TCF's and Chemical's branch counts by state?

- TCF has 314 branches in 7 states, including 120 branches in Illinois, 85 branches in Minnesota, 50 branches in Michigan, 33 branches in Colorado, 17 branches in Wisconsin, 7 branches in Arizona and 1 branch in South Dakota.
- Chemical has 212 branches in 3 states, with the vast majority located in Michigan.

19) Will the merged company be traded on NASDAQ or NYSE? What is the ticker symbol?

- These decisions will be made during the integration planning process.

<u>Deal structure</u>

20) Is there a break-up fee? What are the terms?

- Yes, it conforms with the break-up fees of bank mergers of comparable size.

21) Did either of you consider other potential combination partners in this transaction?

- We regularly review opportunities to deliver enhanced shareholder value and we are confident that this transaction is a compelling opportunity to deliver outstanding value creation for our shareholders
- The full background of the transaction will be described in the proxy statement, which will be filed in due course.

22) Have either of you been approached by other potential partners?

- The full background of the transaction will be described in the proxy statement, which will be filed in due course.

<u>Strategic rationale and synergies (complementarity)</u>

23) Why does this combination make sense strategically?

- This is a transformative partnership with significant strategic merits that accelerates value creation for customers, employees and shareholders.
- **Enhanced scale and capabilities**: The combined entity will be strategically positioned to capitalize on market opportunities and better serve customers in key markets throughout the largest, most attractive markets in the Midwest. Together, the companies will have the scale to better invest, compete and outperform by leveraging leading market positions and complementary products.
- **Accelerates strategic evolution**: Complementary operations with limited operational intersection from each bank will broaden the opportunities to capture greater market share and improve optionality on growth strategies. TCF's strength in national lending verticals complements Chemical's core in-market commercial lending and wealth management offerings. The two banks' shared strengths in infrastructure, digital platforms, and mortgage banking will enhance the combined entity's position.
- **More balanced deposit mix and loan portfolio**: The combination creates better balance in both the deposit mix and the loan portfolio credit concentrations.

- **Complementary values and community focus:** Both organizations share a legacy of developing deep community ties, along with core values centered on customer service, accountability, and adaptability to market changes. The combined organization will have a stronger, deeper leadership team with complementary expertise to drive enhanced operational performance, strategic growth, and risk management. In addition, the combined bank will continue to provide philanthropic, civic, and economic development support to the communities in which we operate.

24) How will this transaction make the combined company more competitive?

- The combined company will have:
  i. **Increased scale.** It will be the largest midcap bank in the Midwest with top-10 deposit market share, $45 billion of assets, $35 billion of deposits and nearly 550 branches.
  ii. **Improved profitability.** The company will be #4 in operating revenue / total assets and #6 in ROATCE among banks with $20bn - $100bn in assets (Based on 2020 pro forma projections).
  iii. **Enhanced competitive capabilities.** The combined company will be better positioned to compete in an evolving banking industry with complementary expertise, synergistic growth strategies, and expanded product offerings and services across a broader customer base.
  iv. **Improved investment capabilities.** This transaction broadens the opportunities to capture greater market share, leverage investments and technological innovations across the organization and improve optionality on business strategies – all enabling growth and superior value creation.

25) What unique strengths/capabilities do TCF and Chemical have?

- While the two banks share a number of similar capabilities, including infrastructure, customer experience enhancements and mortgage banking, each also brings unique strengths to the combined organization, including robust credit cultures.
- TCF provides Chemical with new channels and markets for it to enhance its existing strategies and products as well as exposure to a number of national lending verticals, including inventory finance as well as equipment lending and leasing products.
- Chemical provides TCF with new channels and markets for it to deploy its existing strategies and products, as well as exposure to in-market commercial build-outs with highly influential localized leaders and a strong wealth management division.

26) What is the overarching strategy for the combined business?

- The combined company have a balanced go-to-market strategy across local business banking, national lending and retail & community banking which reflects the complementary strengths of each business.
- TCF's strength in national lending verticals complements Chemical's core in-market commercial lending and wealth management offerings.
- Those strengths will be supported by a strong regional and national brand, robust ERM infrastructure and an advanced digital banking platform enhancing the company's ability to serve customers in the rapidly evolving banking landscape.

27) These are very different institutions with limited overlap – one a commercially focused bank, the other a retail and specialty lender; how will they fit together in one organization?

- This is the key to this transaction. The combination of these two strong franchises does not result in the same business with different approaches. Rather, the two organizations each bring unique

expertise to the partnership that we would have each spent substantial time and resources to build and grow independently.

28) Given that TCF has been metro-market focused and Chemical more rural, what challenges does integrating the two different strategies create?

We believe it creates the best of both worlds to cover all of our customers across the footprint. TCF has experience with larger metro MSAs while Chemical has experience operating in markets of all sizes across Michigan.

29) Will there be any change in strategy following this transaction?

- Our two companies have very synergistic business strategies and this transaction will serve to accelerate the execution of those strategies.
- This transaction will allow us to broaden our opportunities to capture greater market share and leverage investments and technological innovations across the organization.

30) How does this impact your legal lending limit?

- Clearly, our legal lending limit will be higher, however, both organizations have a disciplined credit culture. It's likely not to be about doing larger deals alone, but rather will allow us to grow our existing businesses to a larger asset base as the balance sheet is increasingly diversified.

31) Please provide additional detail on the sources of cost savings.

- The transaction is expected to generate approximately $180 million in annual run-rate cost synergies by 2020, or 13% of total expenses.
- We expect these synergies to come primarily from centralized administration and operations, technology and from certain business lines. We expect minimal reductions in customer-facing employees.
- We believe there will be minimal customer attrition due to the lack of geographic footprint overlap, and create room for investments that will support sustainable growth, improve long-term profitability and drive shareholder returns

32) Given the relatively small branch overlap between the two organizations and the different business/product focuses what is the risk you will not be able to get the cost saves/operating leverage?

- We have gone through a detailed and comprehensive joint exercise and have identified the synergy opportunities at a granular level. In combining two organizations of this size, the opportunity to consolidate centralized operating expenses is significant, while limiting the impact to our leaders who serve our clients every day. We believe we have a plan in place to achieve the projections we have disclosed.

33) How long will it take to implement the synergies and what is the expected cost?

- We expect to achieve full run-rate cost-synergies by 2020.
- The total restructuring costs associated with the transaction are estimated to be $325mm pre-tax.
- We anticipate reaching full run rate synergies approximately 12 months after closing

34) Are there any revenue synergies?

- We believe there are opportunities for revenue synergies but our transaction model does not include any of these benefits.
- Some of these include leveraging Chemical's commercial lending and wealth management across TCF's footprint, and utilizing inventory finance, equipment lending and leasing in Chemical's footprint

<u>Deal metrics and finance</u>

35) What are the financial benefits of the merger and your financial targets for the pro forma franchise?

- On a GAAP basis, the transaction is expected to deliver 17% EPS accretion to Chemical and 31% EPS accretion to TCF. On a pro forma basis, the business is expected to deliver top-tier operating and return metrics, including:
    i. Return on Average Tangible Common Equity of approximately 19%
    ii. Return on Average Assets of approximately 1.6%, and
    iii. Efficiency ratio in the mid-50s.
- Though we aren't providing detailed guidance at this time on loan growth or deposit growth, we would note that we have historically delivered an 11% loan growth CAGR over the past five years and a 12% deposit CAGR over the same time period
- In addition, the transaction is expected to generate approximately $180 million in annual run-rate cost synergies by 2020, with minimal reductions in branches or customer-facing employees.

36) What does EPS accretion look like on a cash basis? How much of 2020 earnings do you expect to come from accretion income?

- 2020 fully synergized Cash EPS is 13% to TCF and 27% to Chemical. We anticipate interest rate mark accretion representing approximately 5% of pro forma 2020 earnings

37) What approach did you use to calculate the earnback? What is it on a static basis?

- The earnback of 2.7 years is calculated using the cross over method. On a static basis it is 2.7 years.

38) How did you approach examining the impact of CECL as part of this transaction?

- Both companies have full and complete project plans related to adoption and implementation of CECL. Those workstreams and sets of analyses were reviewed and considered as part of diligence.

39) Why introduce the complexity of having different currency and accounting acquirers? Is this simply to improve GAAP earnings as a result of higher accretion?

- Selection of the accounting acquirer involves the opinion and input of our auditors and is based upon a handful of criteria. Evaluation of these criteria resulted in the selection of TCF as the accounting acquirer in this transaction
- That said, the party issuing shares (the currency acquirer) does not necessarily have to follow the accounting acquirer

- In trying to be thoughtful in this regard, we found the relative valuation dynamics made the case for Chemical as the currency acquirer compelling.
- It is worth noting that these structural components are secondary to the broader and most important point: this is an at-market merger of equals drawing on the complementary strengths of two leading franchises
- This combination provides significant shared value creation of ~20% to both parties. This upside is not dependent on structural elements such as the accounting or currency acquirer

<u>Personnel, culture, and governance</u>

40) Who will lead the combined company?
- Gary Torgow will serve as Executive Chairman
- Craig Dahl will serve as CEO of the combined company.
- Dennis Klaeser will serve as CFO.
- Brian Maass will serve as Deputy CFO and Treasurer
- David Provost will serve as chairman of the combined company bank.
- Tom Shafer will serve as president and COO of the combined bank.
- Other leadership positions will be filled with executives from both sides, to be determined prior to closing.

41) How will reporting lines work?
- We have had extensive discussions on this. Final decisions will be made prior to closing.
- We will share details throughout the integration planning process.

42) What will the board structure be?
- The combined company's board of directors will have sixteen directors, consisting of eight directors from TCF and eight from Chemical, including the following:
  - i. Gary Torgow, Executive Chairman of the Board (former Chairman at Chemical)
  - ii. Craig Dahl, CEO and President (former Chairman and CEO at TCF)
  - iii. David Provost, Bank Chairman (former CEO and President at Chemical)
  - iv. Vance Opperman, Lead Director (former Board Member at TCF)

43) Address the different cultures of TCF and Chemical
- We have had the opportunity to get to know each other well over the past few months and were struck by a number of similarities
- <u>Adaptability</u>: We are nimble and flexible organizations. TCF has adapted to evolving markets and conditions over the past 10 years while Chemical has adapted through the 8 M&A transactions it has completed over the same period
- <u>Go-to-market approach</u>: TCF accountability-sales structure similar to Chemical's entrepreneurial DNA. Both banks share an incentivized growth culture

44) What plans are in place to keep key management personnel and client facing colleagues?
- We are excited to bring together colleagues from each institution
- As part of the integration process we will comprehensive plans in place to retain key employees

<u>Balance sheet management – Deposit and loan portfolio</u>

45) What is the pro forma asset sensitivity of the franchise?

- We believe combining our balance sheets will result in a more neutral institution positioned to benefit from the current environment.

46) Do you anticipate pursuing balance sheet restructuring / optimization opportunities?

- Currently, we like the businesses and composition of the portfolios. We do not see any material restructures or changes to business practices that have not already been previously communicated. We will continue to assess the pro forma balance sheet as we get closer to closing.

47) How do you expect the loan and lease mix to change going forward?

- We like the pro forma mix as it stands today and the diversification it provides. As we move forward, we will assess growth opportunities as we allocate capital.

48) Where will the run-off of TCF's auto portfolio be deployed?

- In the near-term, we would expect to remix from auto into securities and other loan and lease portfolios, as we have done over the past year.

49) Will you look to accelerate the run-off of TCF's auto portfolio through a sale?

- By the time the transaction closes, we expect the auto portfolio to have continued to run-down. We would explore an opportunity to sell the portfolio is one presents itself, but we are comfortable letting it run off.

50) What are your plans for brokered deposits and wholesale funding?

- We see no material changes in mix or composition of funding, however, as we go forward, the combination of both banks' retail and commercial deposit franchises should provide us with the engines for continued growth of core deposits.

<u>Capital management</u>

51) What will be the capital allocation focus for the combined company? Will you look to be active in M&A going forward?

- With projected ROATCE above the levels of the individual companies, the combined company will be positioned for strong capital generation that can be returned to shareholders in the form of dividends and/or share repurchases or reinvested in the business.
- We will be thoughtful in this regard as we will balance investing in the franchise to support technology enhancements and increased organizational capabilities, with the realization of improvements in our efficiency ratio
- In addition, prior to the close of the transaction, TCF expects to complete the existing $[77] million left on its share repurchase authorization.
- This deal will give us the scale needed to continue to grow, both organically or through additional acquisitions. This will be determined as we move forward.

52) What are Chemical and TCF's plans with regard to share repurchases – are these being contemplated before transaction close? If so, what are the implications of this on the announced deal metrics?

- TCF expects to complete the remaining $77mm remaining on its share repurchase authorization before the close of the transaction
- This will have the impact of lowering outstanding shares at the time the transaction is consummated
- The metrics announced today have included the estimated impacts resulting from this repurchase when calculating deal metrics

53) Is this capital return dilutive to TCF shareholders?

- This transaction will be 15% dividend per share accretive to TCF shareholders based on most recent quarter dividends per share and the exchange ratio of 0.5081
- Decisions with regard to share repurchases will be made in the future.

54) What is the impact to your DFAST / stress testing? How will the pro forma company perform in a severely adverse market?

- On a standalone basis, both companies maintain strong capital levels in a severely adverse scenario
- With the benefit of added diversification and based on analyses conducted as part of diligence, both firms feel confident in the strength of capital levels of the pro forma franchise in a stressed scenario

<u>Integration</u>

55) How long do you think it will take to integrate the companies?

- We are committed to an integration process that allows us to take the very best of both TCF and Chemical. We expect the entire process will span a period of 24 months, with key milestones being met along the way.

56) Will banking services be interrupted as part of the integration?

- No. TCF and Chemical will continue to operate business-as-usual as two separate companies until the transaction closes, with the sole goal throughout the process to minimize any impact to customers along the way.

57) When is the transaction expected to close?

- The transaction is expected to close towards the end of the third quarter or early in the fourth quarter of 2019 and, until then, TCF and Chemical will continue to operate business-as-usual as two separate companies.

58) Will there be staffing reductions or changes, office consolidations or branch closures?

- The complementary nature of our businesses is one of the things that attracted us most to this combination. While there will be some redundant positions and minimal branch overlap as a result of combining two public companies, we expect the employment status of the vast majority of our customer-facing employees will remain unchanged as our branch footprint largely does not overlap.

We also plan to maintain a significant presence in Detroit and Midland, Michigan and in Minneapolis, Minnesota suburbs.

59) How does the merger announcement affect employees and customers?

- It is business as usual for our employees and our customers. While we announced our intent to merge companies, we will not make any changes until after the deal is closed.
- Our employees will continue to serve our customers and our customers will continue to bank with us the same way they did prior to the merger announcement.

60) Understanding that University recently completed a core platform shift – which platform do you intend to use, and is it capable of handling the additional scale?

- Our intent is to leverage the best of both platforms from both organizations. Independently, each of these platforms has the ability to scale and meet the needs of the expanded franchise, with room to grow. We believe we will be well-positioned to support the needs of the combined organization and our continued growth.

61) Can you give us a sense of transaction integration costs and timeline?

- We estimate that total costs associated with integration or restructuring are $325mm pre-tax.
- It is too early in the process to provide any exact timeline or realization of costs for integration, but our organizations will quickly begin integration planning, including forming an integration team comprised of members from both companies, to ensure a smooth integration process.

<u>Diligence</u>

62) Can you provide us with an overview of your due diligence process? How much diligence did you conduct?

- We completed substantial reciprocal due diligence work across all major functional areas and business line over the course of five months
- There was extensive senior management engagement throughout the process
- Coming out of this process, we appreciated the similarities in both firms risk management and operating philosophies

63) What percent of the loan book was reviewed as part of the due diligence process? Were there any concerns that came out of the diligence process?

- We completed substantial reciprocal due diligence work carefully evaluating both Chemical and TCF's loan portfolio
- This work included a risk-based approach for sampling of the loan portfolio
- We jointly reviewed loan sampling and portfolio analytics across all portfolios and we found complementary credit, culture and underwriting standards.

64) Does your credit mark reflect your view on a weakening economy?

- No, our diligence reflects current and historical performance of the portfolio and our assessment of underwriting, collateral and loan characteristics.

Community

65) This transaction will make you one of the biggest banks in the country with aspirations to grow more. How can you continue to maintain community ties?

- Both organizations share a legacy of developing deep community ties, along with core values centered on customer service, accountability, and adaptability to market changes.
- The combined organization will have improved scale and resources to invest as well as a strong, deep leadership team with complementary expertise to drive enhanced operational performance, strategic growth, and risk management and better serve customers.
- In addition, the combined bank is committed to continue providing philanthropic, civic, and economic development support to the communities in which we operate.

66) Will the companies' commitments to their communities change?

- Both companies have a shared, longstanding commitment to giving back to communities, providing philanthropic, civic and economic development support. Both companies agree to honor previous commitments made to communities and, following the merger, the company will continue its strong focus on community investment.
- We are not only maintaining, but give our size and scope, we intend to become an even larger part of the communities we serve.

Regulatory

67) Did TCF and Chemical make this decision based on regulatory changes?

- No. The banking industry is in a period of rapid evolution and we need to ensure we are adapting to the market changes. This is a transformative partnership with significant strategic merits that accelerates value creation for customers, employees and shareholders.

68) What are the closing conditions? Do you expect any issues with regulatory or shareholder approval? Are there any outstanding issues related to the CFPB settlement? Did you preview the deal with your regulators? How did they view the deal?

- The merger is expected to close towards the end of the third quarter or early in the fourth quarter of 2019, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company.
- We are completing the restitution process with all checks scheduled to be distributed by February 2019.
- Both companies continue to have strong relationships with their regulators.

69) Who will regulate the merged company?

- TCF is a Federally regulated bank and Chemical is a state regulated bank. The merged company will be regulated by the Federal Reserve, The Office of the Comptroller of Currency (OCC), Consumer Financial Protection Bureau (CFPB) and the Federal Deposit Insurance Corporation (FDIC).

70) Would you have done this deal if the SIFI threshold was not lifted? Are there any additional measures that need to be taken as you approach $50 billion? While there may be some SIFI relief, aren't there real expenses due to required systems and staff?

- The elimination of the $50 billion asset threshold clearly gives us increased comfort in operating a $44 billion pro forma bank, which we believe we can continue to grow. We do believe we will have a comprehensive risk platform in place, leveraging the best of both organizations.
- There are no additional material impacts related to crossing the $50 billion threshold.

Employees
**Additional relevant questions included in the 'General' section*

General

71) How does this transaction benefit me or impact my job?

- We expect that this transaction – and the opportunity to be part of the premier Midwest bank – will provide significant opportunities for growth and development for our colleagues.
- Until the transaction closes, it is business as usual, and both TCF and Chemical will continue to operate as separate companies.
- We will provide more details on the integration plan when they are available.
- We encourage everyone to remain focused on providing our customers with the quality service they have come to know and love.

72) Should TCF employees start working with Chemical counterparts?

- No. The transaction is not expected to close until sometime late in the third quarter or early in the fourth quarter, and, until then, TCF and Chemical should continue to operate business-as-usual as two separate companies.

73) What are the cultures of the two companies and what are the plans to integrate them?

- Both companies have rich histories and strong company cultures. We're seeking to take the best ideas from both companies to create something that you'll be excited to work for and will best benefit customers and communities. Chemical and TCF also have common values and longstanding commitments to meeting needs of their communities and will continue to focus on supporting the communities they serve. Integrations teams will be working hard over coming months. Details to come.

74) What will the integration entail? What is the greatest risk?

- It is too early to provide specifics, but our integration team will be comprised of team members of both companies who will work closely to ensure we are able to bring the organizations together. We will provide updates on key milestones and events on a regular basis throughout the process.

75) If I get laid off, will I receive severance?

- It's too early to speculate. Any decisions on severance pay will be made in conjunction with our operating model review. When those decisions are made, we will communicate details as soon as possible.

76) What happens to my department, team and/or branch?

- It's too early to speculate about specific departments, teams or branches. When the new operating model is determined, we will get details as soon as possible.

77) Will my pay and benefits be the same or could it be reduced?

- TCF/Chemical still will follow its normal bonus and merit process for 2019, and compensation plans and benefits plans, including 401K and SERP, will remain the same through the closing of the transaction. We will keep you apprised of changes going forward.

78) Will I retain my years of service?

- Additional details will be provided in the future.

79) When will we know more about our jobs, salaries and benefits?

- We will provide more information over the coming weeks and months as decision are made.
- For now, we are counting on all of you to remain focused on your day-to-day responsibilities.

80) Who should I contact if I have more questions?

- Understandably, you have many questions about this transaction and how it will affect you and the organization.
- We are committed to providing timely and transparent communications about this transition.
- There are still a lot of unanswered questions and lot of things that we need to learn about how the two organizations will come together.
- As we have important information to share, we will provide updates.
- Beyond these future updates, you have several resources available to you, including your manager and HR Business Partner.

81) Where can I find more information about the merger?

- Additional information has been posted on our Intranet, as well as to our corporate website.
- We have created a transaction microsite to provide additional details and we encourage you to visit: www.PeremierMidwestBank.com.
- We will keep you informed and provide relevant updates on the intranet and microsite as developments occur.

82) What should I do if I am contacted by the media or other third partiers?

- Please direct inquiries to Mark Goldman or Amie Hoffner in Corporate Communications (952) 475-7050 and news@tcfbank.com and investor inquiries to investor@tcfbank.com.

83) Will any employees be relocated?

- It is possible that some employees may be asked to relocate; however, it is too early to provide specifics. We will keep you informed of any such decisions.

84) Are any office closures planned?

- It is too early to tell as the integration process has not yet begun. We will keep you informed of any such decisions.

85) When can I begin selling Chemical's/TCF's products to my customers?

- Until the transaction is closed, we will continue to be separate companies, meaning you may not sell the products of the other company.

86) Are we going to change branch hours of branch staffing models?

- Until integration teams and company leadership do a thorough analysis, it's too early to say.

87) Since we are still operating as separate companies until the merger completes, who will make decisions on ending projects/initiatives in flight that no longer make sense?

- Senior leaders will review current projects in flight and make decisions on the best course of action going forward.

<u>Chemical Specific</u>

88) Who is TCF?

- TCF is a Wayzata, Minnesota-based national bank holding company.
- As of September 30, 2018, TCF had $22.9 billion in total assets and 315 bank branches in Illinois, Minnesota, Michigan, Colorado, Wisconsin, Arizona and South Dakota providing retail and commercial banking services.
- TCF, through its subsidiaries, also conducts commercial leasing and equipment finance business in all 50 states and commercial inventory finance business in all 50 states and Canada.

89) Why is the Chemical brand going away?

- In evaluating our combined company, it became clear that TCF has considerable brand equity in the local markets it serves as well as on a national basis.
- While the Chemical name may be going away, the strong culture and community focus that it stands for is not going anywhere.

90) What is new to Chemical in the merger?

- A total of 313 branches in Arizona, Colorado, Illinois, Michigan, Minnesota, South Dakota and Wisconsin, 50 of which are in Michigan. Also new are commercial leasing and equipment finance business in all 50 states and commercial inventory finance business in all 50 states and Canada.

91) Does this change plans for the downtown Detroit headquarters? How can you be sure the new management team will not abandon those plans?

- No. The management team has committed to moving forward with the construction of our new headquarters. We are as dedicated to the city of Detroit as we have always been.

92) Will this mean more or less investment in the neighborhoods?

- We've already committed $5 million and are part of a significant corporate effort to improve the neighborhoods. This is just a beginning.

93) Are you pulling out of Midland altogether?

- No. We are fully committed to Midland and the other communities we serve.

94) Are you now too big for Midland?

- No. Midland is an important market for us. This merger will allow us to better serve our customers with enhanced products and services.

95) Can I continue to participate in Chemical's tuition assistance program?

- We will continue to offer our tuition assistance program until the transaction is finalized.
- Details on employee benefits after the merger will be shared with all employees at a later date.

<u>TCF Specific</u>

96) Who is Chemical?

- Chemical is the largest banking company headquartered and operating branch offices in Michigan.
- The Corporation operates through its subsidiary bank, Chemical Bank, with 212 banking offices located primarily in Michigan, northeast Ohio and northern Indiana.
- At December 31, 2018, the Corporation had total assets of $19.1 billion.
- Chemical has both in-market commercial build-outs with highly influential localized leaders as well as a strong wealth management division.

97) With the new headquarters being built in Detroit, does that mean I need to move there?

- It's too early to tell which positions, if any, will move to Detroit, but for the vast majority of team members a move is highly unlikely.

98) We've announced we're merging. What happens now?

- First, shareowners of both companies must vote on the merger. That will take place at both companies in April (?). After that, we'll need to get approval from regulators. If the merger is approved, we expect to formally start combining our companies sometime in the fourth quarter of 2019. Until the merger is approved by shareowners and regulators, we remain separate companies. In the meantime, company leaders will assemble transition teams to looks at how our combined company will be organized and operated. Watch for Merger News updates.

99) What is new to TCF in the merger?

- New to TCF's business are 212 branches in Indiana, Michigan and Ohio; wealth management and trust services; and SBA and USDA lending.

100) Does the merger announcement mean we should consider Chemical and TCF as one company?

- No. Until shareowners and regulators approve the merger we remain independent companies. Please continue business as usual and watch for Merger News updates for any news about changes in our operations.

101) How will I know what's happening with the merger?

- A Merger News intranet site has been opened where we'll announce and archive merger-related information. Also look for periodic Merger News emails that will link you to information. Your business groups may develop official communication channels as well. Please don't create your own merger-related news content for either internal or external use.

102) Will internal posting for jobs and/or external hiring be on hold during this merger?

- During this transition process, there will be limited internal job movement and external hiring. If there is a business exception that needs to be considered, please review with your leadership to discuss

options.

103) Are we still going to do 2018 performance reviews?

- Yes. All 2018 Performance Reviews will be completed as planned in February and March based on when your manager has scheduled yours.

104) Will I still going to get my 2018 bonus in February?

- Bonuses will continue as planned for bonus-eligible team members, as determined by your manager.

105) Are we still eligible for merit increases?

- As always, merit increases are determined by your manager, who will follow the already-set schedule and deliver this information at your 2018 Performance Review.

Customers
**Additional relevant questions included in the 'General' section*

General

106) What does this transaction mean for customers?

- The combined company will be well-positioned to accelerate value creation for customers through technological innovations and enhanced products and services.
- In the immediate term, we do not anticipate any changes for customers as we work to close the transaction. Over time, we expect a seamless transition for customers.

107) How will this transaction affect customers and operations?

- In the immediate term, we do not anticipate any changes for customers as we work to close the transaction. Over time, we expect a seamless transition for customers.
- We will continue to process loan applications, fund commitments, and conduct all other banking operations as we do every day.
- Additionally, our Bank branches, loan offices, ATMs and service centers will continue to serve customers.
- All deposits held by the Bank continue to be protected by the Federal Deposit Insurance Corporation to the maximum extent permitted by law.

108) Will the combined company continue to provide the same capabilities and offerings?

- Once integrated, the combined company will provide enhanced products and services to its customers.

109) What will happen to my account(s)?

- You will continue to have full access to your accounts, including your debit cards and ATM cards.
- Your deposits remain insured by the Federal Deposit Insurance Corporation to the maximum extent permitted by law.
- We will continue to process loan applications, fund commitments, service loans and serve you in the same manner and without interruption.
- We expect a seamless transition for customers.

110) Is my money safe?

- Yes, your deposits remain insured up to $250,000 by the Federal Deposit Insurance Corporation to the maximum extent permitted by law.

111) When can I use both TCF and Chemical ATMs without fees?

- Following merger approval by our Federal regulators, we will contact you if/when we make this change.

112) I have an account at both TCF and Chemical. What should I do?

- You do not need to take any action right now. Continue to bank with us as you do today. Pending merger approval by Federal regulators, we will communicate next steps to you.

113) Should I keep paying my loans?

- Yes, continue to make payments to the same routing number or mailing address per the terms of your loan agreement(s).

114) I have a home loan in process. Will it be delayed?

- Not as a result of the merger announcement. It is business as usual.

115) Are my account(s), cards, online/mobile banking, direct deposit and checks changing?

- Not at this time. Continue to bank with us as you do today. If we make a change, we will contact you.

116) When will my account(s), cards, online/mobile banking, direct deposit and checks change from Chemical to TCF?

- Following merger approval by our Federal regulators, we will begin changing over Chemical branches to TCF. We will notify you of any changes to accounts, cards, online/mobile banking, direct deposit and checks well in advance.

117) How does this affect your pledged or potential future contributions to charities?

- Both companies have a shared, longstanding commitment to giving back to communities, providing philanthropic, civic and economic development support.
- Both companies agree to honor previous commitments made to communities and, following the merger, the company will continue its strong focus on community investment.

118) After the merger, will you be a community bank or big bank?

- We will be a leading regional community bank. While our product offerings will grow, one thing that will not change is our local team.
- Both organizations share a legacy of developing deep community ties, along with core values centered on customer service, accountability, and adaptability to market changes.
- In addition, the combined bank will continue to provide philanthropic, civic, and economic development support to the communities in which we operate.
- This merger gives you the best of both worlds – a big bank with a small-town touch, a bank built to give you the enhanced services and stability you deserve.

119) I like and trust the people who work at my branch. Are they going to keep their jobs?

- We expect the employment status of the vast majority of customer-facing employees will remain unchanged.

120) Is my branch closing?

- There is limited branch overlap between the two companies and we expect only a small number of branch closures.
- We will inform customers of any branches that are scheduled to be closed in advance of the closure, and those customers will have access to a nearby branch.

121) How will the merger affect the two company's strong presence in Minnesota, Michigan and Illinois?

- We will continue to have as strong presence in these locations.

122) How can I be sure my needs and the needs of my community won't get lost in your big bank?

- This merger ensures that we will be able to provide enhanced products and services to our customers, and be further committed to the communities we serve. As a community bank, we will continue to take care of our customers and the communities we serve with bankers dedicated to serving your needs.

123) Will this make your services more mobile, so you keep pace with how my life is changing?

- Yes. This merger of equals will allow us to provide enhanced products and services to our customers.

124) Are you still going to give back to the communities you serve?

- This merger ensures that we will be able to provide enhanced products and services to our customers, and be further committed to the communities we serve. As a community bank, we will continue to take care of our customers and the communities we serve with bankers dedicated to serving your needs.

125) Does this mean you are more or less likely to invest in minority neighborhoods and minority businesses?

- We will continue to be committed to all of the communities we serve.

126) What changes do you anticipate making once merger is completed?

- A team will begin putting in place a detailed execution plan to ensure seamless integration. We are committed to leveraging the strengths of both companies.

127) Will any of our contracts change?

- Prior to the close of the transaction, which is expected by the end of the third quarter or early in the fourth quarter of 2019, TCF and Chemical will continue to operate as independent companies and it is business as usual.

128) Will my point of contact change?

- At this time, all points of contact will remain the same.

129) What are the next steps in the process?

- For now, nothing is changing. Prior to the close of the transaction, which is expected by the end of the third quarter or early in the fourth quarter of 2019, TCF and Chemical will continue to operate as independent companies and it is business as usual.

130) Who do I contact if I have a question?

- The same people you contact today. You can stop by a branch, call our contact center or message us on social media.

<u>Chemical Specific</u>

131) What products and services does TCF offer that Chemical does not?

- TCF has a number of national lending verticals, including export inventory finance as well as equipment lending and leasing products.

132) Is Chemical going to become TCF Bank?

- We are still very early in the merger process, and at this time, we will continue to operate as separate companies. Once we merge our banks, we will operate under the TCF brand.

133) Why are you combining with a company that had to pay a $30 million fine related to allegations that it misled customers about overdraft fees?

- TCF stated when it reached its settlement with the CFPB that "We believe that we have thoroughly addressed these issues and that our disclosures comply with all laws and regulations. We believe it is in the best interests of our customers, shareholders and other stakeholders to avoid continuing a protracted and expensive lawsuit, and instead focus solely on executing our strategy to grow our business and drive value for our shareholders.
- TCF strives to treat its customers with integrity and fairness and deliver a quality banking experience that addresses their evolving needs and complies with all applicable laws and regulations.

134) Does TCF still owe the CFPB money?

- No

135) How can you be sure that TCF is treating its customers appropriately?

- We conducted extensive due diligence on this matter and other matters before entering into this merger agreement.
- As part of the merger agreement, TCF made a representations and warranties related to this matter and others.

<u>TCF Specific</u>

136) What products and services does Chemical offer that TCF does not?

- Chemical has both in-market commercial build-outs with highly influential localized leaders as well as a strong wealth management division.

<u>Local Business Banking & National Lending Customers</u>

137) How does the merger announcement affect my business relationship?

- It is business as usual. Continue to make your deposits and loan payments and apply for new loans the same way you do today. If we make a change, we will contact you.

138) How does the merger announcement affect my deposits and loans?

- There are no changes at this time. It is business as usual. If we make a change, we will contact you.

139) I have a loan in process. Will it be delayed?

- Not as a result of the merger announcement. It is business as usual.

140) Who do I contact if I have questions?

- The same banker you contact today.

Community Leaders / Community Partners **Additional relevant questions included in the 'General' section*

141) Why didn't you give me a heads up about this merger? Why did I have to hear about it in the news? I thought we were partners.

- I'm sorry we couldn't give you a heads up. We're legally obligated to keep an acquisition confidential until it is announced publicly.

142) Will local decision-making authority be changed or eroded?

- No. We are committed to our local decision-making model.

143) Will there be a change in financial support for my community?

- We will continue to be committed to the communities we serve.

144) I like and trust the people who work at my branch. Are they going to keep their jobs?

- We expect the employment status of the vast majority of customer-facing employees will remain unchanged.

145) Chemical/TCF has made my community many promises. Will this new entity stand behind them?

- Both TCF and Chemical share a longstanding commitment to community giving through philanthropic, civic and economic development support. The merged company will have large presences in Michigan and Minnesota and will maintain its commitments to the local communities throughout its new community banking footprint in nine states.
- The merged company plans to retain licensing rights to TCF Bank Stadium on the Chemical of Minnesota campus, just as it plans to retain its commitment to the City of Detroit by constructing its 20-story landmark tower that will serve as the company headquarters.
- We will continue our commitment to communities.

146) Does this mean you are more or less likely to invest in minority neighborhoods and minority businesses?

- Our deep commitment to all of the communities we serve will not change.

Key Partners & Government Officials
**Additional relevant questions included in the 'General' section*

147) Why wasn't I notified of the merger in advance?

- Due to Federal securities law, we were not able to inform you in advance of the merger. You are among the first people we are talking with to share the news and how it affects our partnership.

148) Does the merger affect the companies' commitments to communities?

- Both TCF and Chemical share a longstanding commitment to community giving through philanthropic, civic and economic development support. The merged company will have large presences in Michigan and Minnesota and will maintain its commitments to the local communities throughout its new community banking footprint in nine states.
- The merged company plans to retain licensing rights to TCF Bank Stadium on the Chemical of Minnesota campus, just as it plans to retain its commitment to the City of Detroit by constructing its 20-story landmark tower that will serve as the company headquarters.
- We will continue our commitment to communities.

149) Does the merger affect the commitment to the Chemical of Minnesota?

- Our strong commitment to the Chemical of Minnesota will continue through our naming rights agreement for TCF Bank Stadium (recently extended to 202X), our $1.4 million in scholarships to collegiate students, and the $8 million we donated to support the build of the school's Athletes Village.

150) How does this merger affect the local economies?

- The merged company plans to retain a significant presence in both Michigan and Minnesota.